October 22, 2015

Re:	Affimed N.V. Registration Statement on Form F-3 Registration No. 333-207235

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:30 a.m. Eastern Daylight Time on October 23, 2015 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Affimed N.V.

By:	/s/ Adi Hoess	By:	/s/ Florian Fischer
	Name: Adi Hoess		Name: Florian Fischer
	Title: Chief Executive Officer		Title: Chief Financial Officer

Via EDGAR